

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 28, 2015

<u>Via E-mail</u>
James Cassidy, Esq.
President
Riding Ridge Acquisition Corporation, et al.
215 Apolena Avenue
Newport Beach, CA 92662

      Re: **Riding Ridge Acquisition Corporation**
               Registration Statement on Form 10-12(g)
               Filed July 28, 2015
               File No. 000-55486

               Kayak Ridge Acquisition Corporation
               File No. 000-55487

               Hunting Ridge Acquisition Corporation
               File No. 000-55485

               Hiking Ridge Acquisition Corporation
               File No. 000-55484

               Fishing Ridge Acquisition Corporation
               File No. 000-55483

               Eastern Ridge Acquisition Corporation
               File No. 000-55481

               Camping Ridge Acquisition Corporation
               File No. 000-55482

               Western Ridge Acquisition Corporation
               File No. 000-55478

               Southern Ridge Acquisition Corporation
               File No. 000-55480

               Northern Ridge Acquisition Corporation
               File No. 000-55479

James Cassidy, Esq.
Riding Ridge Acquisition Corporation, et al.
September 28, 2015
Page 2

Dear Mr. Cassidy:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Suzanne Hayes
Assistant Director